Twilio Inc.

645 Harrison Street, Third Floor

San Francisco, California 94107

VIA EDGAR

June 20, 2016

Barbara C. Jacobs

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                             Twilio Inc.
Acceleration Request for Registration Statement on Form S-1
File No. 333-211634

Dear Ms. Jacobs:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Twilio Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to June 22, 2016, at 4:00 p.m., Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.  Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Rezwan D. Pavri at (650) 752-3190.  We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Rezwan D. Pavri, by facsimile to (650) 853-1038.

In connection with the foregoing, the Company hereby acknowledges the following:

•                  should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Under separate cover, Goldman, Sachs & Co. and J.P. Morgan Securities LLC, as representatives of the underwriters, will send the Commission a letter joining in this request for acceleration of the effective date.  The representatives will also provide you with information with respect to clearance from the Financial Industry Regulatory Authority prior to the effective date.

If you have any questions regarding this request, please contact Rezwan D. Pavri of Goodwin Procter LLP at (650) 752-3190.

Sincerely,

TWILIO INC.

/s/ Lee Kirkpatrick
Lee Kirkpatrick
Chief Financial Officer

cc:                                Edwin Kim, Securities and Exchange Commission

Jeff Lawson, Twilio Inc.

Karyn Smith, Twilio Inc.

Anthony McCusker, Goodwin Procter LLP

Rezwan Pavri, Goodwin Procter LLP

Christopher Kaufman, Latham & Watkins LLP

Tad Freese, Latham & Watkins LLP

Conor Moore, KPMG LLP